Exhibit 99.1

Semiannual Report
For the Six Months Ended June 30, 2007

          Unless otherwise indicated, references in this semi-annual report to:

  “$” and “U.S. dollars” are to the legal currency of the United States;

  “China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this report only, Taiwan and the special administrative regions of Hong Kong and Macau;

  “common shares” are to our common shares, par value $0.001 per share;

  “GAAP” refers to general accepted accounting principles in the United States;

  “RMB” and “Renminbi” are to the legal currency of China;

  “Sinovac,” “the Company,” “we,” “us,” “our company” and “our” are to Sinovac Biotech Ltd., its predecessor entities and its consolidated subsidiaries;

  “Sinovac Beijing” are to Sinovac Biotech Co., Ltd., our majority-owned subsidiary incorporated in China; and

  “Tangshan Yian” are to Tangshan Yian Biological Engineering Co., Ltd., our wholly owned subsidiary in China.

          Sinovac owns or has rights to various trademarks including Healive™, Bilive™ and Anflu™. All other company names, trade names, registered trademarks, trademarks and service marks included in this semi-annual report are property of their respective owners.

FORWARD-LOOKING INFORMATION

          This semi-annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. ``These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

  our ability to maximize sales of our existing products within the Chinese market;

  our ability to develop new vaccines;

  our ability to improve our existing vaccines and lower our production costs;

  our ability to expand our manufacturing facilities to meet need of the growing Chinese market and other geographic markets;
  our ability to acquire new technologies and products;

  uncertainties in and the timeliness of obtaining necessary foreign governmental approvals and licenses for marketing and sale of our vaccines in certain overseas markets;

  our ability to compete successfully against our competitors;

  risks associated with our corporate structure and the regulatory environment in China; and

  other risks outlined in our filings with the SEC, including our annual report on Form 20-F.

          The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this report completely and with the understanding that our actual future results may be materially different from what we expect.

Table of Contents

Item 1	Financial Statements	7

Item 2	Management’s Discussion and Analysis of Financial Condition and Results of Operations	22

ITEM 1.       Financial Statements

SINOVAC BIOTECH LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)

(Unaudited)
June 30, 2007

A.       Index

Consolidated Balance Sheets

Consolidated Statements of Stockholders’ Equity

Consolidated Statements of Operations and Comprehensive Income (Loss)

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets
June 30, 2007 and December 31, 2006
(Unaudited)
(Expressed in U.S. Dollars)

	June 30,	December 31,
	2007	2006

ASSETS

Current assets
Cash and cash equivalents	$9,282,369	$9,248,832
Restricted cash	1,964	24,386
Accounts receivable – net (note 3)	15,012,493	9,733,721
Inventories (note 4)	4,151,842	2,083,396
Prepaid expenses and deposits (note 9b)	870,107	195,591
Deferred tax assets	369,157	454,274

Total current assets	29,687,932	21,740,200

Property, plant and equipment (notes 5 and 7)	13,062,749	13,027,095

Deferred tax asset	581,322	589,427

Licenses and permit (note 6)	1,515,894	1,652,462

Total assets	$44,847,897	$37,009,184
======================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Loans payable (notes 5 and 7)	$1,967,471	$2,660,697
Accounts payable and accrued liabilities (note 10)	7,676,351	7,372,824
Dividends payable to minority interest of Sinovac Beijing	103,997	919,382
Deferred research grants	3,565,663	911,374

Total current liabilities	13,313,482	11,864,277

Loans payable (note 5&7)	3,934,942	3,837,544

Total liabilities	17,248,424	15,701,821

Minority interest (note 8)	3,703,656	2,062,586

Commitments and contingencies (notes 9b)

STOCKHOLDERS' EQUITY

Preferred stock	-	-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil

Common stock	40,268	40,121
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 40,268,028 (2006 – 40,121,028 )

Subscriptions received	15,720	25,938
Additional paid in capital	31,025,700	30,295,726
Accumulated other comprehensive income	1,109,629	645,471
Dedicated reserves	1,168,529	1,168,529
Accumulated deficit	(9,464,029)	(12,931,008)

Total stockholders' equity	23,895,817	19,244,777

Total liabilities and stockholders’ equity	$44,847,897	$37,009,184
======================================================================
The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Stockholders’ Equity
Six Months Ended June 30, 2007
(Unaudited)
(Expressed in U.S. Dollars)

					Accumulated
					other
				Additional	compre-		Accumulated	Total
	Common stock		Subscriptions	paid in	hensive	Dedicated	earnings	stockholders’
	Shares	Amount	received	capital	income	reserves	(deficit)	equity

Balance, December 31, 2006	40,121,028	$40,121	$25,938	$30,295,726	$645,471	$1,168,529	$(12,931,008)	$19,244,777

Stock-based compensation	-	-	-	138,551	-	-	-	138,551

Exercise of stock options	147,000	147	(25,938)	191,423	-	-	-	165,632

Payment to release shares in escrow (note 9d)	-	-	-	400,000	-	-	-	400,000

Subscriptions received (note 11a)	-	-	15,720	-	-	-	-	15,720

Other comprehensive income (loss)
- Foreign currency translation	-	-	-	-	464,158	-	-	464,158

- Net income for the period	-	-	-	-	-	-	3,466,979	3,466,979

Balance, June 30, 2007	40,268,028	$40,268	$15,720	$31,025,,700	$1,109,629	$1,168,529	$(9,464,029)	$23,895,817
=============================================================================================
The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Operations and Comprehensive Income (Loss)
Six Months Ended June 30, 2007 and 2006
(Unaudited)
(Expressed in U.S. Dollars)

	2007	2006

Sales	$13,511,221	$4,676,765

Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses and permits of $186,893 (2006 - $171,202)	1,931,604	939,480

Gross profit	11,579,617	3,737,285

Selling, general and administrative expenses (notes 9(c) &(d), and 13)	4,722,926	4,002,642

Research and development expenses - net of $408,000 (2006 - $554,225) in government research grants	390,399	94,013

Depreciation of property, plant and equipment
and amortization of licenses and permits	328,344	300,449

Total operating expenses	5,441,669	4,397,104

Operating income (loss)	6,137,948	(659,819)

Interest and financing expenses	(179,068)	(113,173)

Interest and other income (note 9(c))	260,650	113,002

Income (loss) before income taxes and minority interest	6,219,530	(659,990)

Income tax expenses
- Current	(1,055,944)	(102,963)
- Deferred	(118,071)	(21,620)

Income (loss) before minority interest	5,045,515	(784,573)

Minority interest share of (income)	(1,578,536)	(185,127)

Net income (loss) for the period	$3,466,979	$(969,700)
============================================================================

Other comprehensive income (loss)
Foreign currency translation adjustment	$464,158	$134,129

Comprehensive income (loss)	$3,931,137	$(835,571)
============================================================================
Earnings (loss) per share – basic and diluted	$0.09	$(0.03)
============================================================================

Weighted average number of shares of
Common stock outstanding
- Basic	38,734,577	38,156,567
- Diluted	39,012,980	38,156,567
============================================================================
The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows
Six Months Ended June 30, 2007 and 2006
(Unaudited)
(Expressed in U.S. Dollars)

	2007	2006

Cash flows from (used in) operating activities
Net (Income) loss for the period	$3,466,979	$(969,700)
Adjustments to reconcile net loss to net cash
used by operating activities:
- deferred income taxes	118,071	21,620
- loss on disposal of equipment	3,957	4,863
- penalty charged for overdue loan payable (note 7)	-	224,787
- stock-based compensation	138,551	490,712
- provision for doubtful debts	754,544	268,714
- imputed interest on loan from related parties	-	(19,167)
- inventory provision	87,869	-
- depreciation of property, plant and equipment, and amortization of licenses	720,191	599,993
- research and development expenditures qualified for government grant	(367,411)	(554,225)
- minority interests	1,578,536	185,127
Change in other assets and liabilities
- accounts receivable	(5,717,338)	(1,238,336)
- inventories	(2,075,824)	(1,429,092)
- prepaid expenses and deposits	(660,379)	(138,422)
- accounts payable and accrued liabilities	(93,796)	45,364

Net cash used in operating activities	(2,046,050)	(2,507,762)

Cash flows from (used in) financing activities
Loan proceeds	-	622,471
Loan repayment	(517,471)	(303,538)
Proceeds from issuance of common stock	165,631	354,245
Payment to release shares in escrow	400,000	-
Proceeds from shares subscribed	15,720	151,703
Dividends paid to minority shareholders in Sinovac Beijing	(827,229)	(442,039)
Government grant received	2,962,522	373,483
Due to related parties	-	1,298,705

Net cash provided by financing activities	2,199,173	2,055,030

Cash flows from (used in) investing activities
Restricted cash	22,726	149,391
Refund (deposits) for land use rights	-	435,730
Proceed from disposal of equipment	-	4,980
Acquisition of property, plant and equipment	(257,280)	(426,029)

Net cash provided by (used in) investing activities	(234,554)	164,072

Exchange effect on cash and equivalents	114,968	28,944

Increase (decrease) in cash and cash equivalents	33,537	(259,716)

Cash and cash equivalents, beginning of period	9,248,832	7,354,451

Cash and cash equivalents, end of period	$9,282,369	$7,094,735
=========================================================================
Supplemental disclosure of cash flow information:
Cash paid for interest, net of interest capitalized	$159,818	$113,015
=========================================================================
Cash paid for income taxes	$517,674	$143,130
=========================================================================
The accompanying notes are an integral part of these consolidated financial statements.

1.       Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles for interim financial information.   Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements.  They should be read in conjunction with the financial statements and related footnotes for the Company’s most recently completed year ended December 31, 2006.  Except as otherwise noted, these unaudited interim consolidated financial statements are prepared applying the same accounting policies used in the annual consolidated financial statements.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

These interim results are not necessarily indicative of the results for other periods or for the year as a whole.  The Company does not earn its revenue evenly throughout the year, although expenses, with the exception of certain sales expenses, are relatively constant from period to period.  Vaccine sales have historically been lower in the first quarter because of Chinese New Year’s celebrations.  Vaccine sales are relatively higher in the fourth quarter, since this coincides with vaccination programs for children returning to school and with annual purchase planning by customers.

2.       Accounting Policy Changes and New Accounting Pronouncement

(a)      Accounting policy changes

Effective January 1, 2007, the Company has adopted the FASB Interpretation No. 48 (FIN 48).This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS Statement No. 109, “Accounting for Income Taxes”.  This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return.  This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

In accordance with the FIN 48, the company has reviewed its tax position and has not found neither any income tax uncertainty, which could result in a tax liability to the company, nor interest and penalties pertained to the Company’s  tax position.

(b)     New Accounting Pronouncement

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, the year beginning January 1, 2008 for the Company. The Company has not yet determined the impact adoption will have on the Company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial position and results of operations.

3.       Accounts Receivable

	June 30	December 31
	2007	2006

Trade receivables	$ 17,245,589	$ 11,164,547
Allowance for doubtful accounts	(2,247,332)	(1,445,617)

	14,998,257	9,718,930
Other receivables	14,236	14,791

Total	$ 15,012,493	$ 9,733,721
=====================================================

4.       Inventories

	June 30	December 31
	2007	2006

Raw materials	$ 724,336	$ 387,565
Finished goods	1,417,180	1,209,091
Work in progress	2,010,326	486,740

Total	$ 4,151,842	$ 2,083,396
=====================================================

5.       Property, Plant and Equipment

	June 30, 2007

	Cost	Accumulated	Net book
		Depreciation	Value

Construction in progress and deposits on machinery and equipment	$ 197,569	$ -	$ 197,569
Plant and buildings	6,551,028	1,015,116	5,535,912
Land-use rights	1,128,649	130,087	998,562
Machinery and equipment	6,911,739	2,240,341	4,671,398
Motor vehicles	486,132	249,455	236,677
Office equipment and furniture	372,913	228,775	144,138
Leasehold improvement	1,387,531	109,038	1,278,493

Total	$ 17,035,561	$ 3,972,812	$ 13,062,749
==========================================================

5.        Property, Plant and Equipment (continued)
	December 31, 2006

	Cost	Accumulated	Net book
		Deprecation	Value

Construction in progress	$ 120,176	$ -	$ 120,176
Plant and building	6,388,876	851,618	5,537,258
Land-use rights	1,100,712	113,399	987,313
Machinery and equipment	6,642,520	1,870,545	4,771,975
Motor vehicles	421,856	211,325	210,531
Office equipment and furniture	364,389	211,395	152,994
Leasehold improvement	1,353,187	106,339	1,246,848

Total	$16,391,716	$ 3,364,621	$ 13,027,095
=========================================================

As at June 30, 2007, a land-use right and plant and buildings with a net book value of $4,606,000 (December 31, 2006 -$4,567,000) were pledged as collateral for an outstanding bank loan (see note 7).

Depreciation expense for the six months ended June 30, 2007 and 2006 was $544,129 and $432,636, respectively.

6.       Licenses and Permits

	June 30	December 31
	2007	2006

Inactive hepatitis A	$ 2,771,071	$2,702,481
Recombinant hepatitis A&B	398,473	388,610

	3,169,544	3,091,091
Less: accumulated amortization	(1,653,650)	(1,438,629)

Total	$ 1,515,894	$1,652,462
=====================================================

Amortization expense for the licenses and permits was $176,062 and $167,357 for six months ended June 30, 2007 and 2006 respectively.

7.       Loans Payable
	June 30, 2007	December 31, 2006

Bank loan: RMB10, 000,000, bearing interest at 6.12% per year, interest is payable quarterly and the principal is repayable on December 18, 2007. The loan is collateralized by certain equipment and accounts receivable with a minimum carrying value of $2.31 million. As at June 30, 2007, these equipment and accounts receivable have an approximate carrying value of $3.2 million (December 31, 2006 – 4.6million).

	$ 1,311,647	$ 1,279,181
Loan from China High Tech Investment Co., Ltd.: RMB 5,800,000 (including interest of RMB 1,800,000) (2005 – RMB 8,800,000) unsecured.	-	741,925
Bank loan: RMB 5,000,000 (current portion of long-term bank loan of RMB 20,000,000), bearing interest at the bank’s floating lending rate, which ranged from 6.03% to 7.02% in 2007 and from 5% to 6.50% in 2006; interest is payable quarterly and the principal is due on August 15, 2007. The loan is collateralized by the land-use rights and plant of Sinovac Beijing with a net book value of $4,606,000.	655,824	639,591

Total loans payable and current portion of long-term debt	$1,967,471	$ 2,660,697
===============================================================

Bank loan: RMB15,000,000 (long-term portion of RMB20,000,000 million) bearing interest at the bank’s floating lending rate, which ranged from 6.03% to 7.02% in 2007 and from 5% to 6.50% in 2006; interest is payable quarterly, and the principal is due on August 15, 2008. The loan is collateralized by the land-use rights and plant of Sinovac Beijing with a net book value of $4,606,000

	$ 1,967,471	$ 1,918,772

Bank loan: RMB15,000,000 bearing interest at the bank’s floating lending rate, which ranged from 6.03% to 7.02% in 2007 and from 5% to 6.50% in 2006, interest is payable monthly, the principal is due on August 15, 2008. The loan is collateralized by the land-use rights and plant of Sinovac Beijing with a net book value of $4,606,000.	1,967,471	1,918,772
Total long-term debt	$ 3,934,942	$ 3,837,544
===============================================================

The weighted average effective interest rate was 6.22% and 5.60% for six months ended June 30, 2007 and 2006, respectively.

8.       Minority Interest

Minority interest represents the interest of minority shareholders in Sinovac Beijing based on their proportionate interest in the equity of that company adjusted for their proportionate share of income or losses from operations.  In the six months ended June 30, 2007 and 2006, the minority interest was 28.44%.

9.       Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

(a)	The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	June 30	June 30
	2007	2006

Interest income earned on the advances to related parties	-	$ 67,297
Rent paid to China Bioway Biotech Group Holding Ltd., a non- controlling shareholder of Sinovac Beijing (see (b) below)	$90,472	$ 87,064

(b)	In 2004, the Company entered into two operating lease agreements with China Bioway Biotech Group Holding Ltd., a non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China for an annual lease payments totaling $183,457 (RMB1,398, 680). The leases commenced on August 12, 2004 and have a term of 20 years. Included in prepaid expenses and deposits as at June 30, 2007, is $106,222 (RMB 809,834) (December 31, 2006 - $78,134 (RMB610,809)), representing the lease prepayment made to this related party.

In June 2007, the Company entered into another operating lease agreement with Bioway Biotech Group Holding Ltd., with respect to Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of $268,005. The lease will commence in June 2007 and have a term of 20 years. As at June 30, 2007, the Company has made a prepaid expense of $388,446 to this related party.

(c)	In 2004, a promissory note owed by a director of the Company to the Company’s subsidiary, Tangshan Yian approximating $2.6 million was settled by $400,000 cash and offsetting $2.2 million promissory note owed to him. The Company set up a 100% provision in 2005 with respect to the related interest owing by this individual. As of June 30, 2007, $164,291 representing the interest owing on the $2.6 million promissory was received from this individual.

(d)	Subsequent to June 30, 2007, the Company received a $994,340 cash payment representing the remaining balance of the $1 million in debts and related interest assumed in connection with the acquisition of Tangshan Yian which completed in 2004. During the six months ended June 30, 2007, the Company received $400,000 from this individual towards the debt assumed. The Company previously issued 1,500,000 shares of common stock to this individual which were placed in escrow and are contingently cancelable if the debt assumed is not paid.

(e)	During the six months ended June 30, 2007 and 2006, the Company paid $3,800 and $11,000, respectively, to two directors of the Company, relating to management consulting services.

(f)	During the six months ended June 30, 2007 and 2006, the Company paid director fees of $12,019 and $19,604, respectively to company that is 50% owned by a director of the Company.

10.     Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at June 30, 2007 and December 31, 2006 consisted of the following:

	June 30, 2007	December 31, 2006

Trade payables	$ 1,474,504	$ 655,387
Machinery and equipment payable	74,718	102,560
Accrued expenses	2,490,385	2,124,308
Value added tax payable	166,768	232,304
Income tax payable	824,692	271,705
Other tax payable	744,561	55,127
Withholding personal income tax	256,998	2,008,131
Bonus and benefit payables	999,213	1,182,192
Other payables	644,512	741,110

Total	$ 7,676,351	$ 7,372,824
==========================================================

11.       Common Stock
(a)	Share Capital

In 2006, the Company issued 441,000 shares of common stock on the exercise of share purchase warrants with an exercise price at $3.35 per share for the total proceeds of $1,477,310, of which $1,423,710 was received in 2005 and the balance of $53,600 was received in 2006.

During the six months period ended June 30, 2007 and 2006 the Company received cash proceeds of $15,720 and $151,703 on the exercise of employee stock options.

During the six months period ended June 30, 2007, the Company issued 144,000 and 3,000 shares of common stock on the exercise of employee stock options with an exercise price at $1.31 and $2.40 per share respectively for the total proceeds of $165,631.

(b)	Share Purchase Warrants

	Number	Exercise price

Warrants outstanding at December 31, 2006	29,263	$ 4.00

Expired	(29,263)	(4.00)

Warants outstanding at June 30, 2007	-	$ -

12.     Stock Options

a)	Stock Option Plan

The board of directors approved a stock option plan (the “Plan”) effective November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock. The plan expires on November 1, 2023. As of June 30, 2006, 1,517,000 shares of stock under the options plan remained available. Each stock option entitles its holder to purchase one share of common stock of the Company. Options may be granted for a term not exceeding 10 years from the date of grant. The Plan is administered by the board of directors.

b)	Stock-based Payment Award Activity

A summary of the Company’s stock options activities is presented below:

	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value

Options outstanding and vested or expected to vest at December 31, 2006	985,800	1.87
Granted	-	-
Exercised	(147,000)	(1.33)
Forfeited	(1,000)	(1.31)

Options outstanding and vested or expected to vest at June 30, 2007	837,800	$ 1.96	$ 659,660
=============================================================

Option exercisable as June 30, 2007	716,800	$ 1.85	$ 658,340
=============================================================

Options Outstanding

		Weighted
		Average	Weighted
Range of		Remaining	Average
Exercise	Number	Contractual	Exercise
Prices	Outstanding	Life	Price

$1.00 - $1.31	496,000	1.38	$ 1.31
$2.40 - $2.69	160,000	3.90	$ 2.61
$3.20 - $3.36	181,800	1.95	$ 3.20

	837,800	1.92	$ 1.96
=============================================================

Options Exercisable

		Weighted
		Average	Weighted
Range of		Remaining	Average
Exercise	Number	Contractual	Exercise
Prices	Exercisable	Life	Price

$1.00 - $1.31	496,000	1.38	$ 1.31
$1.32 - $2.40	39,000	3.90	$ 2.40
$3.20 - $3.36	181,800	1.95	$ 3.20

	716,800		$ 1.85
=============================================================

The Company charged $ 138,551 and $490,712 of stock-based compensation relating to selling, general and administrative expenses for the six months ended June 30, 2007 and 2006, respectively.  The stock compensation expenses are charged to the consolidated statement of operations over the vesting period of the options using the straight-line amortization method.

Aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in-the-money.  The aggregate intrinsic value of the Company’s stock options exercised under the Plan was $197,327 and $664,110, for the six months ended June 30, 2007 and 2006, determined as of the date of option exercise.

As at June 30, 2007, there was $121,406 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan.  That cost is expected to be recognized over a period of 33 months.  The estimated fair value of stock options vested during the six months periods ended June 30, 2007 and 2006 was $238,266 and $514,146, respectively.

13.     Financial Instruments

The fair values of financial instruments are estimated at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, accounts receivable, short-term loans, accounts payable and accrued liabilities, and due from and to related parties approximate their fair value.   The fair value of long-term debt is based on the discounted value of contractual cash flows and at June 30, 2007 and December 31, 2006, approximates its carrying value.  The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB.  Financial instruments that potentially subject the Company to concentration of credits risks consist principally of cash and trade receivables, the balances of which are stated on the consolidated balance sheets.  The Company places its cash in high credit quality financial institutions.  Ongoing credit evaluations of customers’ financial condition are performed and the Company maintains provision for potential credit losses if necessary.  The Company does not require collateral or other security to support financial instruments subject to credit risks.  The Company is not subject to significant interest risk unless otherwise disclosed.

The Company exposure to interest rate risk relates primarily to the interest expenses associated with short-term and long-term bank loan as well as interest income provided by excess cash invested in demand and short-term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. The Company has not historically used, and does not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. The Company has not been exposed nor does the Company anticipate being exposed to material risks due to changes in interest rates. However, the future interest income and expense may increase or decrease due to changes in market interest rates.

14.     Segmented Information

The Company operates exclusively in the biotech sector.  The Company’s business is considered as operating in one segment based upon the Company’s organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations.  All revenues are generated in China.  The Company’s assets by geographical location are as follows:

	June 30, 2007	December 31, 2006

Assets
North America	$ 5,024,905	$ 4,542,454
China	39,822,992	32,466,730

Total	$ 44,847,897	$ 37,009,184
=======================================================

Item 2.     MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Our marketed product portfolio consists of regulatory-approved injectable vaccines products consists of vaccines against the hepatitis A, hepatitis B and influenza viruses. In 2002, we successfully launched our first product, Healive, which represents is the first inactivated hepatitis A vaccine developed, produced and marketed in China. In 2005, we received regulatory approvals in China for the sale of Bilive, a combination hepatitis A and B vaccine, and Anflu, a split virus influenza vaccine. Our pipeline consists of three vaccine product candidates in the preclinical and clinical development phases in China, including a vaccine for the H5N1 strain of pandemic influenza virus which has completed a phase I clinical trial, a vaccine for the Japanese encephalitis (JE) virus currently in pre-clinical development, and a vaccine for the SARS virus which has completed phase I clinical trials.

Sales and Marketing

Our sales increased 189% to $13.51 million in the first half of 2007 from the first half of 2006, driven by the strong performance of Healive.  We sold approximately 2.45 million doses of Healive in the first half of 2007.  The strong Healive sales are the result of several factors. First, the China State Food and Drug Administration completed in the beginning of 2007 the phase out of Healive’s competing products -- the liquid formulation of live hepatitis A vaccines -- from the market.  As the phased out products were primarily distributed to less developed areas, we launched Healive in a cheaper packaging that allowed us to lower Healive’s sales price and to increase our market penetration in these areas.

In the “Government Working Report” presented in March 2007 at the Fifth Session of Tenth National People's Congress, China's Premier Wen Jiabao indicated that the government will expand its immunization program and purchase vaccines, which could prevent 15 types of infectious diseases, such as hepatitis A and meningococcal disease. The Chinese government will increase funding for the vaccine program to RMB 2.8 billion.  We believe this will present further market opportunities for our Healive products.

In the second half of 2007, we will continue our efforts to promote Healive sales. In addition, Anflu, our seasonal influenza vaccine, will be officially launched through an intensive and large- scale marketing campaign.  We sponsored a large market promotion event to enhance awareness of our brand name and to consolidate our relationships with customers.  The theme of the event was “Infectious Disease Control, Vaccine and Urban Security”. This event was held in August at DiaoYuTai State Guesthouse, which is well-known for hosting heads of state and well-known persons from around the world.

Research and Development

In May 2007, the SFDA granted us approval to commence the Phase II clinical trial of Panflu(TM), a human-use vaccine against the H5N1 strain of pandemic influenza virus. Panflu was jointly developed with China CDC.

We received SFDA approval for clinical trials for two types of the H5N1 vaccines.  The first type is the H5N1 whole viron inactivated vaccine for which the Phase I clinical trial was completed in 2006. The second type of vaccine is the H5N1 split viron vaccine, for which the Phase I and II clinical trials will be conducted continuously. We expect Phase II clinical trials will commence simultaneously for the two types of vaccines in order to determine the vaccination dosage and inoculation schedule for drafting the registration standards and specifications for the vaccine.

In August 2007, Sinovac began to vaccinate volunteers for the clinical research on Pandemic Influenza Vaccine (H5N1), which is the continued research for Phase I clinical trial of whole viron H5N1 vaccine and the beginning of Phase I clinical trial of split H5N1 vaccine. The Company anticipates that the Phase II trials will commence shortly and the preliminary results from these clinical trials for both vaccines will be available early next year.

Full Repayment of Outstanding Obligations

In July, we received full payment of Heping Wang's outstanding obligations to us. In connection with the repayment, we agreed to the release from escrow 1.5 million shares in our company pledged by Mr. Wang as collateral for his obligations.

As previously disclosed in our annual report on Form 20-F, Heping Wang, a former director, owed us outstanding obligations in the amount of approximately RMB7.7 million. This amount related to Mr. Wang's agreement to assume and indemnify certain loan obligations of Tangshan Yian in connection with our acquisition from Mr. Wang in January 2004 of the 100% equity interest in Tangshan Yian. Because the above arrangement could potentially violate the provisions of the Sarbanes-Oxley Act against the extension or maintenance of credit to directors, we demanded full repayment by Heping Wang in June 2006. After significant efforts to facilitate collection, we finally received full repayment.

Exclusive Promotion Service Agreement with GlaxoSmithKline

In July 30 2007, we entered into an Exclusive Promotion Service Agreement with GlaxoSmithKline (China) Investment Co., Ltd. for promoting Anflu® adult dosage formulation. Sinovac will sell the pediatric dosage formulation, using our established sales force that has a track record of targeting the pediatric market.

Critical Accounting Policies and Estimates and Recent Accounting Pronouncements

The accompanying discussion and analysis of results of operations and financial condition is based upon our consolidated financial statements, which have been prepared in accordance with GAAP.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as related disclosure of contingent assets and liabilities.  We evaluate estimates on an ongoing basis.  We base the estimates on historical experiences and various other factors and assumptions that are believed to be reasonable under the circumstances, the results which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may materially differ from these estimates under different assumptions or conditions.

Significant accounting policies are described in note 2 to the Consolidated Financial Statements contained in this semi-report and in note 3 to our Annual Report on Form 20-F for the year ended December 31, 2006. Certain significant accounting policies considered to be critical accounting policies include: SFAS No. 151 “Inventory Costs – an amendment of ARB No. 43, Chapter 4” and FIN 48 “Accounting for uncertainty in income tax”.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4”, which is the result of the FASB’s project to reduce differences between U.S. and international accounting standards.  SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs.  Under this concept, the costs and difference associated with spoilage and product defects would be charged to current period expenses and not included in inventory costs.

SFAS No. 151 was adopted by us beginning January 1, 2006. For the six months ended June 30, 2007 and 2006, we charged nil and $299,000 in excessive fixed overhead to selling, general, and administrative expenses respectively.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, the year beginning January 1, 2008 for the Company. The Company has not yet determined the impact adoption will have on the Company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial position and results of operations.

In July 2006, FASB issued Interpretation No. 48.  This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS Statement No. 109, “Accounting for Income Taxes”.  This Interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and the measurement of a tax position expected in a tax return.  This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FASB issued Interpretation No.48 (FIN 48) was adopted by the Company beginning January 1, 2007. The adoption of FIN 48 did not have an impact on our consolidated financial statements during the current period.

Results of Operations
	Six months ended June 30
	2006		2007
	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Statement of operations data
Sales	4,677	100.0	13,511	100.0
Cost of sales	939	20.7	1,932	14.3
Gross profit	3,738	79.9	11,579	85.7
Operating expenses:
Selling, general and administrative expenses	4,003	85.6	4,723	35.0
Research and development expenses	94	2	390	2.9
Depreciation of property, plant and equipment and amortization of licenses and permits	300	6.4	329	2.4
Total operating expenses	4,397	94.0	5,442	40.3
Operating Income (Loss)	(659)	(14.1)	6,137	45.4
Interest and financing expenses	(113)	(2.4)	(179)	1.3
Interest and other income	113	2.4	261	1.9
Income (Loss) before income taxes and minority interest	(659)	(14.1)	6,219	46.0
Income taxes expense	(125)	(2.7)	(1,174)	(8.7)
Minority interest share of (earnings) loss	(185)	(4.0)	(1,578)	(11.7)
Net loss for the year	(969)	(20.7)	3,467	25.7

Sales

Our sales in the first six months of 2007 were mainly comprised of Healive™ and sales in the first six months of 2006 was comprised of Healive ™ and Bilive™.  Our sales increased 189% to $13,511,000 for the six months ended June 30, 2007 from $4,677,000 for the six months ended June 30, 2006.  Revenue growth in 2007 was mainly attributed to the market response on the government vaccine purchasing plan which greatly stimulates the awareness of vaccination and the phasing out of a competing product- liquid attenuated hepatitis A, which previously accounted for 80% of China’s hepatitis A vaccine market.

Cost of sales

Costs of sales for the six months ended June 30, 2007 was $1,932,000 compared to $939,000 for the six months ended June 30, 2006. The cost of sales is attributed to the production costs of Healive™. Cost of sales increased 105.6% was in line with the revenue growth.

Gross profit

Our gross profit reflects the contribution from sales after costs of sales, such as production labor, raw materials, packaging costs and manufacturing overhead. Our gross profit margin increased to 85.7% for the six months ended June 30, 2007 from 79.91% for the six months ended June 30, 2006.  These gross profit margins are exclusive of depreciation and amortization of land-use rights, licenses and permits in the amount of $187,000 and $171,000 for the six months ended June 30, 2007 and 2006, respectively. If these depreciation and amortization amounts had been included in the determination of gross profit, the gross profit margin would have been 84.32% and 76.26% for the six months ended June 30, 2007 and 2006, respectively.

The increase in gross profit margin was primarily attributable to:
  economies of scale we managed to achieve – we increased production of Healive™ while decreasing the average cost per unit; and
  the unit cost of vial packaging is substantially lower than the pre-filled syringe packaging, while the selling price of vial-packaged Healive is not proportionally lower. The sales volume of vial packaged Healive increased from 0.3 million in a comparable period of 2006 to 1.85 million dosages in the first half of 2007, which resulted in a higher gross margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A expenses”) include non-production related wages and salaries, consulting fees, freight, travel, occupancy, advertising, public company costs, professional fees, stock-based compensation expenses, and the income taxes we assumed for our employees as a result of their exercising stock options.

SG&A expenses were $4,723,000 and $4,003,000 for the six months ended June 30, 2007 and 2006, respectively.  The increase in SG&A expenses is primarily attributable to:

  an increase in selling expenses, which were $2,506,000 and $1,194,000 for the six months period ended June 30, 2007 and 2006, respectively; The increased expense is in line with our increased sales.

  decrease in stock-based compensation expense, which were $139,000 and $491,000 for six months ended June 30, 2007 and 2006, respectively; and
  a charge of nil and $65,000 relating to individual income tax and interest on stock options for six months ended June 30, 2007 and 2006 respectively, as we implemented procedures to collect from employees the withholding tax due upon exercise of options and no longer assume this liability.

No stock options were granted during the six months ended June 30, 2007.  As of June 30, 2007, there was $121,000 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the stock option plan.  This amount is expected to be recognized over a period of 33 months. This item does not reduce the cash balance of the Company but reflects the unrecognized portion of the fair value of stock options that have not yet vested.

Research and Development Expenses

Research and development expenses reflect amounts mostly spent on the pandemic influenza vaccine (avian flu vaccine for humans) and the JE vaccine, net of government grants to fund pandemic influenza project.  Total research and development expenses aggregated $798,000 and $648,000 for the six months ended June 30, 2007 and 2006, respectively. The Chinese government provides grants to us, which are recognized as reductions in research and development expenses in the period in which the research and development expenses are incurred and the conditions imposed by government authorities are fulfilled. During the first six months of 2007, we received the Chinese government pandemic influenza research grants of $564,000 compared to $373,000 during the same period of 2006. We recognized $408,000 of Chinese government research grant income for the current period, while in the six months ended June 30, 2006, we recognized a government research grant income of $554,000. Accordingly, our net research and development expenses were $390,000 for the six months ended June 30, 2007 and $94,000 for the comparative period.

Interest and Financing Expenses

Interest and financing expenses were $179,000 and $113,000 for the six months ended June 30, 2007 and 2006, respectively. The increase in interest expenses was largely due to a larger debt position.

Income Taxes

We recorded an income tax expense of $1,174,000 and $125,000 in the six months ended June 30, 2007 and 2006, respectively. During the six months ended June 30, 2007, we incurred a $1,056,000 current income tax expense on profits in Sinovac Beijing and incurred $118,000 deferred tax expense.  During the comparative period of 2006, we incurred a $103,000 income tax expense on profits and $22,000 deferred tax expense.

Our taxable income in China is subject to Chinese income tax regulations for its reported statutory income declaration. This is subject to a tax rate in accordance with relevant income tax laws and regulations applicable to Sino-foreign joint ventures. The Chinese government has provided various incentives to foreign-invested companies, including Sinovac Beijing and Tangshan Yian, in order to encourage development of investment by foreigners. Such incentives include reduced tax rates and other measures. Under the Chinese tax laws, the average domestically-owned companies are subject to an enterprise income tax rate of 33% and a VAT rate of 17%. Currently, Sinovac Beijing is subject to a 15% enterprise income tax rate for 2007 and a preferential VAT rate of 6%. Tangshan Yian is subject to a reduced enterprise income tax rate of 24% and a preferential VAT rate of 6%.

Net Income

Our net income for the six months ended June 30, 2007 was $3,467,000 compared to a net loss of $970,000 in the comparative period. The increase of net income is due to the significant increase in sales and gross profit margin.

Liquidity and Capital Resources

We incurred annual operating losses from inception to 2006, and, as of June 30, 2007, we had an accumulated deficit of $9.46 million.  We do not expect to maintain the same profitability over the next few years as we continue our clinical trials, apply for regulatory approvals, continue development of our technologies, and expand our operations.  Since inception, we have financed our operations primarily through sales revenue, sale of equity securities and funds from debt financing and government research grants.

As of June 30, 2007, our cash and cash equivalents totaled $9,282,000 including a $1,862,000 government grant which was stipulated to be spent on influenza fixed assets purchasing.  We believe that the cash position is sufficient to fund the Company’s business over the next 12 months.

	Six months ended June 30
	2006	2007
	(in thousands)
Net cash provided by (used in) operating activities	(2,508)	(2,046)
Net cash provided by (used in) investing activities	164	(234)
Net cash provided by (used in) financing activities	2,055	2,199
Net increase (Decrease) in cash and cash equivalents	(260)	33
Cash and cash equivalents at beginning of period	7,354	9,249
Cash and cash equivalents at end of period	7,094	9,282

Operating Activities

Net cash used in operating activities was $2,046,000 during the first six months of 2007, compared to net cash used in operating activities of $2,508,000 during the comparative period.  Net cash used in operating activities in the six months ended June 30, 2007 was a result of a net income $3,467,000, decreased by $367,000 in cash paid for research and development expenditures qualified for government grants, and adjusted by certain non-cash charges including stock-based compensation ($139,000), a provision for doubtful accounts receivable ($755,000), and depreciation of property, plant and equipment and amortization of licenses and permits ($720,000), increased accounts receivable ($5,717,000) and increased inventory ($2,076,000).

Net cash used in operating activities was $2,508,000 during the first six months of 2006, compared to net cash used in operating activities of $1,611,000 during the comparative period.  Net cash used in operating activities in the six months ended June 30, 2006 was a result of a net loss $970,000, decreased by $554,000 in cash paid for research and development expenditures qualified for government grants, and adjusted by certain non-cash charges including stock-based compensation ($491,000), a provision for doubtful debts ($269,000), penalty charged for overdue loan payable ($225,000) and depreciation of property, plant and equipment and amortization of licenses and permits ($600,000), increased accounts receivable ($1,238,000) and increased inventory ($1,429,000).

Investing Activities

Net cash used by investing activities was $235,000 during the six months ended June 30, 2007, compared to net cash provided by investing activities of $164,000 during the comparative period in 2006.  During the six months ended June 30, 2007, we spent $257,000 on property, plant and equipment.

Net cash provided by investing activities was $164,000 during the six months ended June 30, 2006. During the six months ended June 30, 2006, we received a refund of $436,000 for a deposit in relation to land-use rights from a related party and purchased $426,000 of equipment.

Financing Activities

Net cash provided by financing activities was $2,199,000 in the six months ended June 30, 2007, compared to $2,055,000 during the comparative period in 2006.  During the six months ended June 30, 2007, net cash provided by our financing activities included proceeds of $166,000 from the issuance of common shares on the exercise of stock options, $16,000 from proceeds of share subscriptions, a director loan payment of $400,000 from a former director owed to us and $2,963,000 from government grants.  We paid an $827,000 dividend to a minority shareholder in Sinovac Beijing. We also made a loan payment of $517,000.

Net cash provided by financing activities was $2,055,000 in the six months ended June 30, 2006.  Net cash provided by our financing activities included proceeds of $354,000 from the issuance of common shares, $152,000 in proceeds from shares subscribed, $1,299,000 of advances from related parties and $373,000 from government funding.  We paid a $442,000 dividend to a minority shareholder in Sinovac Beijing.  We also received loan proceeds of $622,000 and made a loan payment of $303,000.

SEASONAL OPERATIONS

The interim results are not necessarily indicative of the results for other periods or for the year as a whole.  We do not earn our revenue evenly throughout the year, although expenses, with the exception of certain sales expenses, are relatively constant from period to period.  Vaccine sales have historically been lower in the first quarter because of Chinese New Year’s celebrations.  Vaccine sales are relatively higher in the fourth quarter, since this coincides with vaccination programs for children returning to school and with annual purchase planning by customers.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues, costs and expenses are currently denominated entirely in Renminbi, but the Renminbi prices of some of the materials and supplies for reagent kits that are imported from companies in the United States, Finland and Sweden may be affected by fluctuations in the value of Renminbi against the currencies of those countries. We do not believe that we currently have any significant direct foreign currency exchange rate risk and have not hedged foreign currency or derivative financial instruments. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar. Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. Furthermore, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our shares.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expenses associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and short-term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk.  We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk.  We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income and expense may increase or decrease due to changes in market interest rates.